FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Enterra Energy Trust ("Enterra")

Suite 2600, 500 – 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

 January 31, 2005

ITEM 3   News Release:

A press release was issued on January 31, 2005 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

A.

Enterra has entered into agreements with JED Oil Inc. (“JED”) and JMG Exploration, Inc. (“JMG”) to formalize their mutually synergistic business relationships, and entered into a Technical Services Agreement with JED for JED to provide both administrative and operational personnel and services to Enterra.

B.

Enterra, JED and JMG have approved a Joint Trading Policy for their respective directors, officers, employees and consultants that recognizes the relationship among the three entities and restricts trading in the securities of all three by service providers to any of them.

C.

Enterra and its administrator, Enterra Energy Corp., have filed a Statement of Claim against three former officers for damages caused by breaches of fiduciary duty, the duty of care they owed to Enterra, failure to provide proper notice of termination and for repayment of their net bonuses for fiscal year 2004.

ITEM 5   Full Description of Material Change:

A.

Enterra has entered into agreements with JED and JMG to formalize their mutually synergistic business relationships.  Under a newly signed Agreement of Business Principles, asset acquisitions by Enterra will be contract operated and drilled by JMG if they are exploratory prospects, and contract operated and drilled by JED if they are development projects.  If JMG makes an exploratory find on its assets, when the prospect has been proven to be commercially viable, Enterra will have the right to purchase 80% of JMG’s interest in the prospect at an engineered value determined by independent engineers.  Development of the assets will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.  In addition, under a Technical Services Agreement signed between JED and Enterra, JED will provide staff while Enterra will provide offices and other administrative services to JED.  As consultants to Enterra, JED’s employees will be eligible to participate in benefit plans of Enterra, if any.  The agreement formalizes understandings and arrangements which have been verbally agreed to and informally in place since JED’s formation in late 2003.

A.

Enterra, JED and JMG have approved for immediate implementation a Joint Trading, Public Disclosure and Confidentiality Policy for all directors, officers, employees and consultants of the three parties.  Under the Policy, securities may only be traded during 45 day windows commencing on the fourth day following the release of annual and quarterly financial results.  Trading is also prohibited when there is material information which has not been disclosed to the public, in accordance with U.S. and Canadian securities laws.  Short sales and trading in puts and calls are prohibited by the Policy, as are both purchases and sales within six months of each other, with exceptions for stock savings plans and option exercises.

C.

Enterra and Enterra Energy Corp. have filed a Statement of Claim in the Court of Queen’s Bench for the Province of Alberta against three former officers for damages caused by breaches of fiduciary duty, the duty of care they owed to Enterra, failure to provide proper notice of termination and for repayment of their net bonuses for fiscal year 2004.   The officers are the former President, CEO and a director, who resigned on January 15th as previously announced; the Chief Financial Officer and the Vice-President, Operations.  The action initially arose from a dispute between the three officers and Enterra over the size of their bonuses for 2004.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Reg J. Greenslade, President and Chief Operating Officer of Enterra, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on February 10, 2005.